SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

Sotech, Inc.
(Name of Issuer)

COMMON STOCK, $0.001 Par Value Per Share
(Title of Class of Securities)

83589A 10 2
(CUSIP Number)

#6 3rd Floor Qwomar Trading Building
Road Town Tortola
British Virgin Islands
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

October 27, 2006
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ྑ.

SCHEDULE 13D

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Lacroix International Holdings, Ltd.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	ྑ
	(b)	ྑ

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ྑ

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
2,000,000
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
2,000,000
(10) SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ྑ

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

57%

(14)	TYPE OF REPORTING PERSON

CO

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001, of Sotech, Inc., a Nevada corporation, with its principal place of business located at 3702 South Virginia Street, #G12-401
Reno Nevada 89502.

This Schedule 13D relates the Stock Purchase Agreement between Lacroix International Holdings, Inc and Qiaolin Xu and Wenjie Zhao, pursuant to which 2,000,000 of the outstanding common shares of the Issuer were purchased by Lacroix International Holdings, Ltd. (the “Agreement”).

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Lacroix International Holdings, Inc., hereinafter sometimes referred to as the “Reporting Person.” Lacroix International Holdings, Inc.’s principal office is #6 3rd Floor Qwomar Trading Building, Road Town Tortola, British Virgin Islands.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is organized in the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The amount of funds required to purchase the 2,000,000 outstanding shares pursuant to the Agreement was $450,000. The source of funds was Lacroix International Holdings, Inc. private funds.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person was a private sale by the existing sole shareholder of the Issuer. The purpose of the Agreement was for the Reporting Person to acquire 57% of the outstanding shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person acquired 2,00,000 of the issued and outstanding common shares of the Issuer. Such amount represented 57%f the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

 ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The Stock Purchase Agreement between was filed pursuant to a Current Report on Form 8-K filed with the SEC on October 27, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2006
    Signature:

/s/ Lacroix International Holdings, Inc.
Lacroix International Holdings, Inc.